CONSENT OF QUALIFIED PERSON
I, Martin Wafforn, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Huaron Property, Pasco, Peru”, with an effective date of October 30, 2022.

Dated this 25th day of November, 2022.
/s/ “Martin Wafforn”
Martin Wafforn, P.Eng.